EXHIBIT 4

May 9, 2008

Dear [NAME / Circuit City Vendor]:

I want to personally inform you about two important announcements Circuit City made this morning.

Our board of directors has authorized our financial advisor, Goldman Sachs & Co., to assist the company in exploring strategic alternatives. This means that the board will thoroughly evaluate all business options to best determine the most effective and efficient way to capitalize on our strong brand and considerable assets,
  continue to serve our customers,
  adapt to the ongoing changes in our market and industry,
  execute our strategy,
  enhance value for our shareholders and
  improve our operating results.

These options may include a joint venture, strategic alliance, sale or merger, or simply the continued execution of our current business plan.

As part of our review of strategic alternatives, we have agreed to allow Blockbuster, and its largest shareholder Carl Icahn, to conduct due diligence on Circuit City. As you may recall, Circuit City had previously raised some fundamental questions concerning Blockbuster’s ability to successfully finance its proposal to acquire Circuit City and secure the necessary shareholder approval. In response to our request, Blockbuster and Mr. Icahn have now provided written answers to some of our questions, and therefore we are allowing them access to more information.

It is very important to recognize that at this time Circuit City’s board of directors has not determined to pursue any particular alternative. We are committed to executing our turnaround plan, serving our customers and selling your products. We have, however, an obligation to consider all viable potential opportunities to realize the considerable value and opportunity in the Circuit City brand and business. Conducting a strategic review empowers us to do just that in an orderly and comprehensive way. It is also important to note that our decision to allow Blockbuster and Mr. Icahn to conduct due diligence does not mean that the board has completed its review of the Blockbuster proposal, that the board has taken a position on the company’s value or that it has settled upon a particular strategic course of action.

This announcement will have no effect on our day-to-day operations – it is business as usual at Circuit City. We remain focused on continuing to execute on our goals and seeking ways to better serve our customers.

Separately, we reached an agreement with Wattles Capital Management, LLC that will avoid a costly and disruptive proxy contest. We are very pleased to have resolved this matter before entering into our strategic alternatives evaluation.

We value the relationship we have with you, and we look forward to continuing to build on and strengthen our partnership. Because we are engaged in this ongoing review of strategic alternatives, we are limited in the level of detail that we can provide and must adhere to certain legal restrictions and confidentiality agreements. This process will not be an overnight one, so we appreciate your patience as we move forward. Please know that if it were possible or appropriate for us to offer additional information or detail at this time we would do so.

As always, if you have any questions on this matter, please feel free to contact [INSERT].

Thank you for your continued support,

Sincerely,

[INSERT]